

July 24, 2013

<u>Via E- Mail</u>

Mr. Brian P. McKeon
Chief Financial Officer
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, Massachusetts 02111

      Re: Iron Mountain Incorporated
              Form 10-K for the year ended December 31, 2012
              Filed March 1, 2013
              File No. 001-13045

Dear Mr. McKeon:

      We have reviewed your letter dated July 11, 2013, in response to the Staff's letter dated July 1, 2013 and have the following additional comment. Please revise your disclosure in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Quarterly Report on form 10-Q for the Quarter ended March 31, 2013</u>
<u>Note (9)Discontinued Operations, page 42</u>
<u>Italian Operations</u>

1. We note from your response to our prior comment number 3 that the Company concluded in conjunction with the filing of the Form 10-Q for the quarter ended March 31, 2013 that the income before taxes of $2,712 primarily resulting from the involuntary conversion of property, plant and equipment associated with the Italian Operations was not material to its consolidated financial statements and therefore disclosure of the source of this income before taxes was necessary. As the net of tax amount associated with this involuntary conversion of $2,103 represents in excess of ten percent of your income from continuing operations and net income for the period, we believe some disclosure as to the nature of this income should be provided in MD&A. Please confirm that you will revise MD&A in future filings to explain the nature of this income from discontinued operations including how the amount was calculated or determined.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief